ST. JOSEPH, INC. 4870 South Lewis, Suite 250 Tulsa, OK 74105 Official Home Page

3/23/2007 St. Joseph, Inc. Code of Business Conduct and Ethics

A.	Scope

This Code of Business Conduct and Ethics applies to all St. Joseph, Inc. directors, officers, and employees, as well as to directors, officers, and employees of each subsidiary of St. Joseph, Inc. Such directors, officers, and employees are referred to herein collectively as the “ Covered Parties.” St. Joseph, Inc. and its subsidiaries are referred to herein collectively as the “Company.”

B.	Purpose

The Company is proud of the values with which it conducts business. It has and will continue to uphold the highest levels of business ethics and personal integrity in all types of transactions and interactions. To this end, this Code of Business Conduct and Ethics serves to:

1.	Emphasize the Company’s commitment to ethics and compliance with the law;
2.	Set forth basic standards of ethical and legal behavior;
3.	Provide reporting mechanisms for known or suspected ethical or legal violations;
4.	Help prevent and detect wrongdoing.

Given the variety and complexity of ethical questions that may arise in the Company’s course of business, this Code of Business Conduct and Ethics serves only as a rough guide. Confronted with ethically ambiguous situations, the Covered Parties should remember the Company’s commitment to the highest ethical standards and seek advice from supervisors, managers or other appropriate personnel to ensure that all actions they take on behalf of the Company honor its commitment.

C.	Ethical Standards

1.	Conflicts of Interest

A conflict of interest exists when a person’s private interests interferes in any way with the interests of the Company. A conflict can arise when a Covered Party takes actions or has interests that may make it difficult to perform his or her work for the Company objectively and effectively. Conflicts of interest may also arise when a Covered Party, or members of his or her family receive improper personal benefits as a result of his or her position at the Company. Loans to, or guarantees of obligations of, Covered Parties and their family members may create conflicts of interest. It is almost always a conflict of interest for a Covered Party to work simultaneously for a competitor, customer, or supplier. Conflicts of interest may not always be clear-cut, so if you have a question, you should consult with your supervisor or manager, or, if circumstances warrant, the chief financial officer or chief legal officer of the Company. Any Covered Party who becomes aware of a conflict of interest, or potential conflict of interest should bring it to the attention of a supervisor, manager or other appropriate personnel or consult the procedures described in Section E of this Code. All directors and executive officers of the Company and the chief executive officers and chief financial officers of St. Joseph’s subsidiaries shall disclose any material transaction or relationship that reasonably could be expected to give rise to such a conflict to the Chairman of the Company.

2.	Corporate Opportunities

Covered Parties are prohibited from taking for themselves opportunities that are discovered through the use of corporate property, information or position without the consent of the Board of Directors of the Company. No Covered Party may use corporate property, information or position for improper personal gain, and no employee may compete with the Company directly or indirectly. Covered Parties owe a duty to the Company to advance its legitimate business interests whenever possible.

3.	Fair Dealing

Covered Parties shall behave honestly and ethically at all times and with all people. They shall act in good faith, with due care, and shall engage only in fair and open competition, by ethically treating competitors, suppliers, customers, and colleagues. Stealing proprietary information, possessing trade secret information that was obtained without the owner’s consent, or inducing such disclosures by past or present employees of other companies is prohibited. No Covered Party should take unfair advantage of anyone through manipulation, concealment, abuse of privileged information, misrepresentation of material facts, or any other unfair practice. The purpose of business entertainment and gifts in a commercial setting is to create good will and sound working relationships, not to gain unfair advantage with customers. No gift or entertainment should ever be offered or accepted by a Covered Party or any family member of a Covered Party unless it (i) is consistent with customary business practices; (ii) is not excessive in value; (iii) cannot be construed as a bribe or payoff; and (iv) does not violate any laws or regulations. The offer or acceptance of cash gifts by any Covered Party is prohibited. Covered Parties should discuss with their supervisors, managers, or other appropriate personnel any gifts or proposed gifts, which they think, may be inappropriate.

4.	Insider Trading

Covered Parties who have access to confidential information are not permitted to use or share that information for stock trading purposes or for any other purpose except the conduct of the Company’s business. All non-public information about the Company should be considered confidential information. It is always illegal to trade St. Joseph securities while in possession of material, non-public information, and it also illegal to communicate or “tip” such information to others.

5.	Confidentiality

Covered Parties must maintain the confidentiality of confidential information entrusted to them, except when disclosure is authorized by an appropriate legal officer of the Company or required by laws and or regulations. Confidential information includes all non-public information that might be of use to competitors or harmful to the Company or its customers if disclosed. It also includes information that suppliers and customers have entrusted to the Company. The obligation to preserve confidential information continues even after employment ends.

6.	Protection and Proper Use of Company Assets

All Covered Parties should endeavor to protect the Company’s assets and ensure their efficient use. Theft, carelessness, and waste have a direct impact on the Company’s profitability. Any suspected incident of fraud or theft should be immediately reported for investigation. The Company’s equipment should not be used for non-Company business, though incidental personal use is permitted. The obligation of Covered Parties to protect the Company’s assets includes its proprietary information. Proprietary information includes intellectual property such as trade secrets, patents, trademarks, and copyrights, as well as business, marketing, and service plans, engineering and manufacturing ideas, designs, databases, records, salary information, and any unpublished financial data and reports. Unauthorized use or distribution of this information would violate Company policy. It could also be illegal and result in civil or criminal penalties.

7.	Compliance with Laws, Rules and Regulations

Obeying the law, both in letter and in spirit, is the foundation on which the Company’s ethical standards are built. In conducting the business of the Company, the Covered Parties shall comply with applicable governmental laws, rules and regulations at all levels of government in the United States and in any non-U.S. jurisdiction in which the Company does business.

8.	Timely and Truthful Public Disclosure

In reports and documents filed with or submitted to the Securities and Exchange Commission and other regulators by the Company, and in other public communications made by the Company, the Covered Parties involved in the preparation of such reports and documents (including those who are involved in the preparation of financial or other reports and the information included in such reports and documents) shall make disclosures that are full, fair, accurate, timely, and understandable. Where applicable, these Covered Parties shall provide thorough and accurate financial and accounting data for inclusion in such disclosures. They shall not knowingly conceal or falsify information, misrepresent material facts or omit material facts necessary to avoid misleading the Company’s independent public auditors or investors.

9.	Significant Accounting Deficiencies

The CEO and each senior financial officer shall promptly bring to the attention of the Audit Committee any information he or she may have concerning (a) significant deficiencies in the design or operation of internal control over financial reporting which could adversely affect the Company’s ability to record, process, summarize and report financial data or (b) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s financial reporting, disclosures or internal control over financial reporting.

D.	Waivers

Any waiver of this Code for executive officers or directors may be made only by the Company’s Board of Directors or its Audit Committee and will be promptly disclosed as required by law or stock exchange regulation.

E.	Violations of Ethical Standards

1.	Reporting Known or Suspected Violations

The Company’s directors, CEO, senior financial officers and chief legal officer shall promptly report any known or suspected violations of this Code to the Company’s Audit Committee. All other Covered Parties should talk to supervisors, managers or other appropriate personnel about known or suspected illegal or unethical behavior.

2.	Accountability for Violations

If the Company’s Audit Committee or its designee determines that this Code has been violated either directly, by failure to report a violation, or by withholding information related to a violation, the offending Covered Party may be disciplined for non-compliance with penalties up to and including removal from office or dismissal. Such penalties may include written notices to the individual involved that a violation has been determined, censure by the Audit Committee, demotion or re-assignment of the individual involved and suspension with or without pay or penalties and civil liabilities for the offending Covered Party and the Company. All Covered Parties are expected to cooperate in internal investigations of misconduct.

F.	Compliance Procedures

We must all work together to ensure prompt and consistent action against violations of this Code. In some situations, however, it is difficult to know if a violation has occurred. Because we cannot anticipate every situation that will arise, it is important that we have a way to approach a new question or problem. Ways to investigate or ensure that a violation has or has not occurred include the following:

1.	Make sure all the facts are gathered;
2.	Ask yourself, what specifically am I being asked to do and does it seem unethical or improper?;
3.	Discuss any questions with a supervisor, manager or other appropriate personnel.